QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2011, 2010 AND 2009

(Expressed in United States Dollars, unless otherwise stated)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Quartz Mountain Resources Ltd.

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd. which comprise the consolidated balance sheets as at July 31, 2011 and 2010 and the consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the years ended, July 31, 2011, 2010 and 2009 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Quartz Mountain Resources Ltd. as at July 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended July 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about the ability of Quartz Mountain Resources Ltd. to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

October 6, 2011

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars)

	July 31	July 31
	2011	2010

ASSETS

Current assets
Cash and cash equivalents	$82,315	$251,240
Amounts receivable and prepaids	21,380	12,873
	103,695	264,113

Mineral property interests (note 5)	1	1
.
	$103,696	$264,114

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$40,833	$20,000
Amounts due to a related party (note 7)	3,293	9,864
	44,126	29,864

Shareholders' equity
Share capital (note 6)	21,269,046	21,269,046
Accumulated deficit	(21,209,476)	(21,034,796)
	59,570	234,250

	$103,696	$264,114

Nature and continuance of operations (note 1)
Subsequent events (note 11)

Approved by the Board of Directors:

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
(Expressed in United States Dollars, except for weighted average number of common shares outstanding)

	Years Ended July 31
	2011	2010	2009

Expenses
Foreign exchange (gain) loss	$(9,411)	$(13,470)	$55,267
Interest income	(1,597)	(1,790)	(4,451)
Legal, accounting and audit	55,172	46,872	24,521
Mineral property investigations	–	–	7,593
Office and administration	92,136	71,257	113,587
Regulatory, trust and filing	36,390	27,370	27,586
Shareholder communication	1,990	3,400	–

Loss and comprehensive loss for the year	$174,680	$133,639	$224,103

Basic and diluted loss per common share	$0.01	$0.01	$0.02

Weighted average number of common shares outstanding	13,399,426	13,399,426	13,399,426

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in United States Dollars, except for number of shares)

	Years Ended July 31
	2011		2010		2009

	Number of		Number of		Number of
Share capital	shares	Amount	shares	Amount	shares	Amount
Balance at beginning and end of the year	13,399,426	$21,269,046	13,399,426	$21,269,046	13,399,426	$21,269,046

Accumulated deficit
Balance at beginning of the year		(21,034,796)		(20,901,157)		(20,677,054)
Loss for the year		(174,680)		(133,639)		(224,103)
Balance at end of the year		$(21,209,476)		$(21,034,796)		$(20,901,157)

TOTAL SHAREHOLDERS' EQUITY		$59,570		$234,250		$367,889

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars)

	Years Ended July 31
	2011	2010	2009

Cash flows from operating activities
Loss for the year	$(174,680)	$(133,639)	$(224,103)
Changes in non-cash working capital items:
Amounts receivable and prepaids	(8,507)	19,813	(16,977)
Accounts payable and accrued liabilities	20,833	(722)	203
Amounts due to and from related parties	(6,571)	(25,252)	40,581
Cash used in operating activities	(168,925)	(139,800)	(200,296)

Decrease in cash and cash equivalents	(168,925)	(139,800)	(200,296)
Cash and cash equivalents, beginning of year	251,240	391,040	591,336
Cash and cash equivalents, end of year	$82,315	$251,240	$391,040

Supplemental disclosure:
Interest paid during the year	$–	$–	$–
Income taxes paid during the year	$–	$–	$–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quartz Mountain Resources Ltd. ("Quartz" or the "Company") is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements have been prepared on a going concern basis under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Several adverse conditions cast doubt upon the validity of this assumption. The Company has no operating revenues and is, therefore, unable to self-finance operations, and continues to have cash flow requirements to finance operating expenses. As at July 31, 2011, the Company did not have sufficient capital to finance any proposed mineral property acquisition or exploration program. Management continues to review acquisition opportunities which will require a concurrent financing. While the Company has been successful in the past, there can be no assurance that it will be able to complete an acquisition and obtain financing in the future.

These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The continuing operations of the Company are dependent upon its ability to complete an acquisition of a mineral property interest, including a concurrent financing, continue to receive financial support through the exploration stage, and commence profitable operations in the future, all of which are uncertain.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in United States Dollars ("USD"). A reconciliation of these consolidated financial statements from Canadian GAAP to United States GAAP has been disclosed in note 10.

These consolidated financial statements include the accounts of Quartz Mountain Resources Ltd and its subsidiaries. All material intercompany balances and transactions have been eliminated upon consolidation.

Certain of the prior year's comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and cash equivalents consists of cash held by financial institutions and highly liquid investments having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

(b)	Mineral property interests

Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the estimated fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

Exploration expenses incurred prior to determination of the feasibility of mining operations, including periodic option payments and administrative expenditures are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(c)	Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the remaining service life of the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company had no material asset retirement obligations as at July 31, 2011 and 2010.

(d)	Foreign currency translation

The Company considers its functional currency to be the United States Dollar.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into United States Dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

(e)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

(g)	Stock-based compensation

The Company has a share option plan which is described in note 6(c). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

(h)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

(i)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairment of asset values, and the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(j)	Segment disclosures

The Company currently operates in a single segment – the acquisition and exploration of mineral properties.

(k)	Financial instruments

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

• Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

• Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

• Held-for-trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

The Company has classified its financial instruments as follows:

• Cash and cash equivalents are classified as held-for-trading financial instruments and are measured at fair value.

• Amounts receivable are classified as loans and receivables and are measured initially at fair value and subsequently measured at amortized cost.

•

Accounts payable and accrued liabilities and amounts due to a related party are classified as other financial liabilities and are measured initially at fair value and subsequently measured at amortized cost.

(l)	Comprehensive income (loss)

Comprehensive income is the change in the Company's shareholders' equity that results from transactions and other events from other than the Company's shareholders and includes items that would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. Certain gains and losses that would otherwise be recorded as part of net earnings are presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. As at July 31, 2011 and 2010, the Company had no accumulated other comprehensive income. For the years ended July 31, 2011, 2010 and 2009, comprehensive loss equals net loss.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

4.	CHANGES IN ACCOUNTING POLICIES

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board announced that 2011 would be the changeover date for publicly-listed companies to use IFRS, replacing existing Canadian GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption was permitted. Due to the Company's July 31st fiscal year, the mandatory transition date for the Company is August 1, 2011 with the restatement of amounts reported by the Company for the year ended July 31, 2011 for comparative purposes.

5.	MINERAL PROPERTY INTERESTS

	July 31,	July 31,
	2011	2010
Angel's Camp Property
Net smelter royalty	$1	$1

Angel's Camp Property – Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Angel's Camp property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property. In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, and is now named Golden Predator Corporation.

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

(b)        Issued and outstanding share capital

	Number of
Common shares issued	Shares	Amount
Balance as at July 31, 2011 and 2010	13,399,426	$21,269,046

There were no preferred shares issued or outstanding during any of the periods presented.

(c)	Share purchase options

The Company's Share Purchase Option Plan allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the day prior to the date of the grant of the option, less any allowable discounts.

As at July 31, 2011, no share purchase options had been granted under the Company's Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at July 31, 2011, 2010, and 2009 or any stock option activity during any of the periods presented.

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due to a related party	As at July 31,
	2011	2010
Hunter Dickinson Services Inc.	$3,293	$9,864

Related party transactions	Years ended July 31,
	2011	2010	2009
Services rendered by and expenses reimbursed to:
Hunter Dickinson Services Inc.	$94,072	$69,156	$127,153

Hunter Dickinson Services Inc. ("HDSI") is a private company which provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries based on annually agreed and set rates.

Services rendered by and expenses reimbursed to HDSI for the years ended July 31, 2011, 2010 and 2009 relate to travel expenses and office and administration services. For the year ended July 31, 2009, geological consulting services for property investigation activities were also provided.

Transactions with HDSI are measured based on their exchange amounts.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

8.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders' equity as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As at July 31, 2011 the Company is not subject to any externally-imposed capital requirements.

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended July 31, 2011.

(b)	Fair Value of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table illustrates the classification of the Company's financial instruments recorded at fair value within the fair value hierarchy as at July 31, 2011:

Financial assets at fair value:

				July 31,
	Level 1	Level 2	Level 3	2011
Cash and cash equivalents	$82,315	$–	$–	$82,315
Total financial assets at fair value	$82,315	$–	$–	$82,315

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

The following table illustrates the classification of the Company's financial instruments recorded at fair value within the fair value hierarchy as at July 31, 2010:

Financial assets at fair value:
				July 31,
	Level 1	Level 2	Level 3	2010
Cash and cash equivalents	$251,240	$–	$–	$251,240
Total financial assets at fair value	$251,240	$–	$–	$251,240

The carrying amounts of the Company's cash and cash equivalents, amounts receivable, amounts due to a related party, and accounts payable and accrued liabilities approximate their fair values.

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The types of risk exposure and the way in which such exposures are managed are provided as follows:

	(i)	Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and accounts receivable. The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high credit quality financial institutions. The carrying value of the Company's cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk.

	(ii)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company's cash and cash equivalents are invested in business accounts, which are available on demand for the Company's programs.

	(iii)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in Canadian Dollars ("CAD"). The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in USD in the Company's consolidated financial statements. The fluctuation of the CAD in relation to the USD will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company's cash and cash equivalents, and amounts receivable to foreign exchange risk is as follows:

	July 31, 2011		July 31, 2010
	Amount in	Amount in	Amount in	Amount in
	CAD	USD	CAD	USD

Cash and cash equivalents	$76,221	$79,770	$252,197	$245,256
Amounts receivable	17,744	18,570	7,344	7,142
Total financial assets	$93,965	$98,340	$259,541	$252,398

The exposure to foreign exchange risk of the Company's accounts payable and accrued liabilities, and amounts due to a related party is as follows:

	July 31, 2011		July 31, 2010
	Amount in	Amount in	Amount in	Amount in
	CAD	USD	CAD	USD

Accounts payable and accrued liabilities	$39,017	$40,833	$–	$20,000
Amounts due to a related party	3,146	3,293	10,143	9,864
Total financial liabilities	$42,163	$44,126	$10,143	$29,864

The following significant exchange rates were applied during the year:

	Years ended July 31,
United States dollar per Canadian dollar	2011	2010	2009
Average rate for the year	0.9941	1.0491	1.1753
Closing rate July 31	0.9555	1.0283	1.0775

(iv) Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company's policy is to invest cash at fixed rates of interest, and maintain cash reserves in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

9.	INCOME TAXES

At July 31, 2011, the Company had estimated income tax losses available for application against future years' taxable income of approximately $53,000 (2010 – $56,000) in the United States which, if unused, will expire between fiscal years ending 2012 and 2021.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

The Company has tax losses in Canada of approximately $1,614,000 (2010 – $1,323,000), which if unused, will expire between fiscal years 2012 and 2031. The Company also has resource allowance expenditures and capital asset deductions of approximately $3,809,000 (2010 – $3,539,000) and $119,000 (2010 – $100,000), respectively, which carry forward indefinitely. Because of the uncertainty regarding the Company's ability to utilize these amounts in future years, a valuation allowance equal to the amount of the tax asset relating to these amounts has been provided.

A reconciliation of income tax expense at the statutory rate of 27.33% (2010 – 29.12%) with reported taxes is as follows:

	Years ended July 31,
Income tax expense	2011	2010	2009

Loss before income taxes	$(174,680)	$(133,639)	$(224,103)

Income tax recovery at statutory rates	(48,000)	(39,000)	(68,000)
Permanent differences	(3,000)	(4,000)	17,000
Change in future tax rate	–	–	47,000
Statutory rate differential	14,000	16,000	2,000
Foreign exchange	(106,000)	(66,000)	66,000
Change in valuation allowance	140,000	72,000	(90,000)
Losses expired	1,000	21,000	26,000
Non-deductible items	2,000	–	–
Net income taxes (recovery)	$–	$–	$–

Amounts of future tax assets and liabilities are as follows:

	As at July 31,
Future tax assets and liabilities	2011	2010
Losses carried forward – Canada	$404,000	$331,000
Losses carried forward – United States	18,000	20,000
Resource allowance	952,000	885,000
Property and equipment	30,000	28,000
	1,404,000	1,264,000
Valuation allowance	(1,404,000)	(1,264,000)
Future income tax asset (liability)	$–	$–

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material aspects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Had the Company followed US GAAP, certain items on the balance sheets, and the statements of operations, shareholders' equity and cash flows would have been reported as below:

Consolidated statements of operations

	Years ended July 31
	2011	2010	2009
Loss for the year, Canadian GAAP and US GAAP	$(174,680)	$(133,639)	$(224,103)
Basic and diluted loss per common share, Canadian and US GAAP	$(0.01)	$(0.01)	$(0.02)
Weighted average shares outstanding, basic and diluted, Canadian GAAP and US GAAP	13,399,426	13,399,426	13,399,426

Consolidated balance sheets

	As at	As at
	July 31, 2011	July 31, 2010

Total assets, Canadian GAAP	$103,696	$264,114
Mineral property interests expensed per US GAAP	(1)	(1)
Total assets – US GAAP	$103,695	$264,113

Current liabilities, Canadian GAAP and US GAAP	$44,126	$29,864

Shareholders' equity, Canadian GAAP	59,570	234,250
Mineral property interests	(1)	(1)
Shareholders' equity, US GAAP	59,569	234,249

Total liabilities and shareholders' equity, US GAAP	$103,695	$264,113

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

Consolidated statements of cash flows

	Years ended July 31,
	2011	2010	2009

Cash flows used in operating activities, Canadian and US GAAP	$(168,925)	$(139,800)	$(200,296)

Decrease in cash and cash equivalents during the year	(168,925)	(139,800)	(200,296)
Cash and cash equivalents, beginning of year	251,240	391,040	591,336
Cash and cash equivalents, end of year	$82,315	$251,240	$391,040

(a)	Mineral properties

Under Canadian GAAP, the Company accounts for mineral properties as described in note 3(b).

Under US GAAP, costs of acquiring mining properties are capitalized upon acquisition. Mine development costs incurred either to develop new ore deposits, expand the capacity of mines, or to develop mine areas substantially in advance of current production are also capitalized once proven and probable reserves exist and the property is a commercially mineable property. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates the carrying value of capitalized mining costs and related property, plant and equipment costs, to determine if these costs are in excess of their net recoverable amount whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value.

(b)	Other presentation items

Under US GAAP, the Company would be considered an exploration stage company as it is devoting its efforts to establishing a commercially viable mineral property. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

(c)	Income tax

FASB Codification 740-10 ("Codification 740-10") Accounting for Uncertainty in Income Taxes, prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Codification 740-10 requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Codification 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of Codification 740-10, any cumulative effect resulting from the initial adoption of Codification 740-10 is to be recorded as an adjustment to the opening balance of deficit. The adoption of Codification 740-10 did not result in a material impact on the Company's consolidated financial position or results of operations.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

(d)	Impact of recent United States accounting pronouncements:

	(i)	Share-based payments

The FASB provided an update to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation— Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability.

The Company has determined that the adoption of this standard had no significant impact on its results of operations or financial position.

	(ii)	Fair value measurement and disclosures

The FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" (“ASU 2010-06” or “the ASU”). The ASU amends ASC 820 to require a number of additional disclosures regarding fair value measurements. Specifically, the ASU requires entities to disclose:

(a)	the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers

(b)	the reasons for any transfers in or out of Level 3

(c)	information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis

In addition to these new disclosure requirements, the ASU also amends ASC 820 to clarify certain existing disclosure requirements.

Except for the requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, all the amendments to ASC 820 made by ASU 2010-06 were in effect during the current fiscal year. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements does not become effective until fiscal years beginning after December 15 2010, including interim periods within those fiscal years.

The Company has determined that the adoption of the parts of this standard which are currently in effect had no significant impact on its results of operations or financial position. The Company neither expects the adoption of the parts of this standard which are not currently in effect to have a significant impact on its results of operations or financial position.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2011, 2010 and 2009
(Expressed in United States Dollars, unless otherwise stated)

(iii) Variable interest entities

The FASB issued new guidance relating to accounting for Variable Interest Entities ("VIE") codified within ASC 810-10. Key changes include: (a) the elimination of the exemption for qualifying special purpose entities ("QSPE"); (b) a new approach for determining who should consolidate a VIE; and (c) changes to when it is necessary to reassess who should consolidate a VIE.

The Company has determined that the adoption of this standard will have no significant impact on its results of operations or financial position.

11.	SUBSEQUENT EVENTS

There were no significant events subsequent to July 31, 2011 requiring disclosure in these consolidated financial statements.